02016647

P.E. 12/31/02

RECEIVED FEB 2 1 2002 365

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Months of November and December, 2001

TECHSITE STRATEGIES CORP.
(name of registrant)

Suite 504, 321 Water Street
Vancouver, B.C. V6B 1B8
(address of principal executive offices)

PROCESSED
MAR 0 1 2002
THOMSON FINANCIAL

- Quarterly Financial Statement for period ending October 31, 2001, released on December 20th, 2001

Indicate by check mark whether Registrant files annual reports under cover of Form 20-F or Form 40-F

Form 20-F XXX Form 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-2(b) under the Securities Exchange Act of 1934

Yes ____ No XXX

TECHSITE STRATEGIES CORP. (formally known as: CYPANGO VENTURES LTD.)
SEC File No. 0-28620
(Registrant)

Date: February 19, 2002

by: Feisal Somji
Director

Signature: [signature]

BCSC British Columbia Securities Commission

QUARTERLY AND YEAR END REPORT
BC FORM 51-901F
(previously Form 61)

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act.* Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6729), PO Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393

ISSUER DETAILS

NAME OF ISSUER			FOR QUARTER ENDED			DATE OF REPORT Y	M	D
TECHSITE STRATEGIES CORP.			01	10	31	01	12	20

ISSUER ADDRESS				
504 – 321 WATER STREET				
CITY/	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
VANCOUVER	BC	V6B 1B8	604-728-972	604-681-7017
CONTACT PERSON		CONTACT'S POSITION		CONTACT TELEPHONE NO.
FEISAL SOMJI		DIRECTOR		604-681-7017
CONTACT EMAIL ADDRESS		WEB SITE ADDRESS		
N/A		N/A		

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED Y	M	D
"ANDREW WALKER"	ANDREW WALKER	01	12	21
"FEISAL SOMJI"	FEISAL SOMJI	01	12	21

SCHEDULE A: FINANCIAL INFORMATION

See unaudited financial statements for the nine month period ended October 31, 2001.

SCHEDULE B: SUPPLEMENTARY INFORMATION

1. See unaudited financial statements for the nine month period ended October 31, 2001.

2. There were no significant related party transactions for the nine month period ended October 31, 2001.

3. a) Summary of securities issued during the nine month period ended October 31, 2001: None

   b) Summary of options granted during the nine month period ended October 31, 2001: None

4. a) Authorized: 100,000,000 common shares with no par value.

   b) Issued and outstanding: 2,676,698 common shares

   Capital stock: $11,928,631

   c) Summary of options outstanding:

Number of Shares	Exercise Price	Expiry Date
210,000	$ 0.18	June 5, 2002

   Summary of warrants outstanding:

Number of Shares	Exercise Price	Expiry Date
525,000	$ 0.24	July 7, 2002

   d) Number of shares held in escrow: None

5. List of directors and officers: William Dynes, Director and President
   Andrew Walker, Director
   Feisal Somji, Director
   Cari Lynn Johnston, Secretary

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

Description of Business – Techsite Strategies Corp.

The Company is a natural resources company involved in the acquisition and exploration of mineral properties.

Discussion of Operations and Financial Conditions

During the period there was no acquisition or abandonment of resources properties material to the issuer. Also no acquisition or disposition of other material capital assets including material terms of the acquisition, or disposition; took place during the period. There were no material write-offs or write-downs of assets, during the period.

The Company currently has a 11% participating interest in a mineral property known as "Yamba Lake" located in the Mackenzie District of the Northwest Territories, covering an area of approximately 152,505.2 Acres.

In August of 1998, the Company, Mill City, and Tanqueray Resources completed an agreement with Southern Era Resources regarding the Yamba Lake Property. Pursuant to a letter agreement dated August 12, 1998, Southern Era has the right to acquire a 51% undivided interest in the 61 claim, 152,506-acre Yamba Lake claim block by expending exploration costs of $10-million on the claim on or before December 31, 2002 as follows:

$250,000 on or before December 31, 1998 (firm);
$750,000 on or before December 31, 1999 (optional); and
$9,000,000 on or before December 31, 2002 (optional).

In the years ended December 31, 2000 and December 31, 2001, Southern Era will expend a minimum of $750,000 per year.

Upon the exercise of the option by Southern Era, a new joint venture will be created with the following participating interests:

Techsite Strategies Corp.	11%
Tanqueray Resources Ltd.	19%
Mill City Gold Ltd.	19%
Southern Era Resources Ltd.	51%

Participating interest means an undivided beneficial interest in the Asset, and all rights and obligations arising under the Joint Venture Agreement, as such interest may from time to time be adjusted hereunder, expressed as a percentage.

At this time, Techsite will have a 60 days option to acquire an additional 2-½ % net interest from Tanqueray and Mill City (1 ¼ % from each) for a total of $6,250,000.

Dilution for non-participation in any majority approved work program would be based on a pro-rata dilution formula and could not exceed 5%.

In the event Southern Era fails to complete the $10,000,000 exploration program, the Yamba Lake Claims will revert to the joint venture partners as follows:

Techsite Strategies Corp.	11%
Tanqueray Resources Ltd.	44.5%
Mill City Gold Ltd.	44.5%

In May 1999, the Company received regulatory approval on the letter agreement.

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

Discussion of Operations and Financial Conditions (cont'd...)

As of the date of this filing, Southern Era has met all of its obligations under the terms of this agreement.

The Company incurred $29,021 in administrative and expenses over the three month period, up from $24,688 during the same period last year. The majority of these expenses were bank charges and interest in the amount of $20,977, which accounts for the interest accumulation on the large debt of the company.

The Company currently has a significant debt with a geological firm in Vancouver, Canada. The debt holder has agreed to work with the Company through the depressed markets until such time as the Company is in a position to re-pay the debt. The debt as of October 31, 2001 was $1,192,975. The debt is incurring interest at the rate of 6.55% per annum. The Company is making no interest payments at this time, and therefore the annual interest charges are being compounded on the principle amount owing. An agreement has been made with the debt owner to extend the re-payment of the debt to February 1, 2002.

In March 2000, the Canadian Institute of Chartered Accountants issued accounting guideline AcG-11 "Enterprises in the Development Stage" which provides guidance for recognition, measurement, presentation and disclosure by enterprises in the development stage. AcG-11 is effective for all fiscal periods beginning on or after April 1, 2000. AcG-11 provides for new, detailed criteria to apply in the review for impairment of capital assets of extractive operations. The impact of AcG-11 will result in a change in the Company's accounting policy relating to exploration costs as incurred and expense previously capitalized balances as a cumulative effect of a change in accounting policy for its fiscal period beginning February 1, 2001.

The Company has adopted the change in accounting policy retroactively without restatement of prior periods and has adjusted the opening balances for its fiscal period beginning February 1, 2001, as follows:

Balance sheet	
Decrease in options on mineral claims	$ (2,874,432)
Increase in deficit accumulated during the exploration stage	2,874,432

Material Contracts and Commitments

There were no material contracts or commitments made during the period.

There were no material variances between the issuer's financial results or the information previously disclosed by the issuer, during the period. There were no material terms of any existing third party investor relation's arrangements or contracts made during the period. During such period there were also no:

a) Legal proceedings;
b) Contingent liabilities made;
c) Defaults under debt or other contractual obligations;
d) Breaches of corporate, securities or other laws, or of an issuer's listing agreement with the Canadian Venture Exchange;
e) Regulatory approval requirements for a significant transaction;
f) Management changes; or
g) Special resolutions passed by the shareholders.

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

Subsequent Events

There are no subsequent events of the Company.

Financings, Principal Purposes and Milestones

The Company continues to review opportunities.

Liquidity and Solvency

The Company has $7,594 in Current Assets at the end of this financial period, and $1,287,556 in Current Liabilities, yielding a negative working capital. The majority of the Current Liabilities ($1,192,975) consists of the debt and interest on the debt to a geological firm.

The Company has dropped below the Tier 2 TMR due to insufficient working capital. Working Capital as defined by the Exchange is current assets minus current liabilities. As outlined below, the Company is required to have at least $50,000 in working capital for general and administrative expenses.

In accordance with Policy 2.6, Section 3 there are restrictions placed on the Company at the time of being designated Inactive. Of significance, the Company may not grant new stock options, its Insiders may not exercise previously granted stock options, and the Company may not accrue aggregate management fees of more than $2,500 per month.

Sections 4 and 5 of Policy 2.6 outline the requirements, procedures and deadlines for an Inactive company to meet TMR. A comprehensive plan for reactivation must be filed with the Corporate Maintenance Department of the Exchange by the Company within 12 months of being designated Inactive and the Company is required to demonstrate that it will meet the TMR within 18 months of being designated Inactive. Specifically, the Company must file a satisfactory reactivation plan with the Exchange no later than August 21, 2002, and attain TMR prior to February 21, 2003.

The Company intends to file a reactivation plan within the timeframe outlined. The Company will need to either settle the debt as outlined in Section 5A above, or extend the terms of the debt so that it is carried as a long-term liability. The Company will also need to raise adequate funds to meet the $50,000 G&A requirements.

If the Company fails to meet the TMR within the 18-month schedule the Company will be suspended from trading by the Exchange. In this event, the Company will have to meet the requirements as outlined in Policy 2.9 for re-instatement for trading.

TECHSITE STRATEGIES CORP.

FINANCIAL STATEMENTS
(Unaudited – See Notice to Reader)

OCTOBER 31, 2001

NOTICE TO READER

We have compiled the balance sheet of Techsite Strategies Corp. as at October 31, 2001 and the statement of operations and deficit and cash flows for the nine month period then ended from information provided by management. We have not audited, reviewed or otherwise attempted to verify the accuracy or completeness of such information. Readers are cautioned that these statements may not be appropriate for their purposes.

"DAVIDSON & COMPANY"

Vancouver, Canada

Chartered Accountants

December 20, 2001

1200 - 609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, BC, Canada, V7Y 1G6
Telephone (604) 687-0947 Fax (604) 687-6172

TECHSITE STRATEGIES CORP.
BALANCE SHEET
(Unaudited – See Notice to Reader)

		October 31, 2001		January 31, 2001
ASSETS				
Current				
Cash	$	1,104	$	942
Receivables		2,208		563
Prepaid expenses		4,282		4,860
		7,594		6,365
Options on mineral claims (Note 6)		-		2,874,432
	$	7,594	$	2,880,797
LIABILITIES AND SHAREHOLDERS' EQUITY				
Current				
Accounts payable and accrued liabilities	$	71,281	$	56,865
Due to related party		23,300		-
Loan payable		1,192,975		1,136,389
		1,287,556		1,193,254
Shareholders' equity				
Capital stock		11,928,631		11,928,631
Contributed surplus		75,000		75,000
Deficit accumulated during the exploration stage		(12,161,988)		(9,194,483)
Deficit		(1,121,605)		(1,121,605)
		(1,279,962)		1,687,543
	$	7,594	$	2,880,797

Basis of presentation (Note 1)

Nature and continuance of operations (Note 2)

On behalf of the Board:

"Andrew Walker" Director "Feisal Somji" Director

TECHSITE STRATEGIES CORP.
STATEMENT OF OPERATIONS AND DEFICIT
(Unaudited - See Notice to Reader)

	Three Month Period Ended October 31, 2001	Three Month Period Ended October 31, 2000	Nine Month Period Ended October 31, 2001	Nine Month Period Ended October 31, 2000
EXPENSES				
Amortization	$ -	$ 1,005	$ -	$ 3,014
Bank charges and interest	20,977	18,862	60,829	57,128
Filing fees	-	-	3,239	-
Office and miscellaneous	(324)	(325)	(324)	521
Professional fees	6,629	1,682	19,134	26,575
Rent	828	759	2,746	1,884
Shareholder communication	25	273	3,016	3,435
Transfer agent fees	886	2,432	4,433	8,537
Loss for the period	(29,021)	(24,688)	(93,073)	(101,094)
Deficit, beginning of period (Note 6)	(13,254,572)	(10,244,261)	(13,190,520)	(10,167,855)
Deficit, end of period	$(13,283,593)	$(10,268,949)	$ (13,283,593)	$ (10,268,949)
Basic and diluted loss per share (Note 3)	$ (0.01)	$ (0.01)	$ (0.04)	$ (0.05)
Weighted average number of shares outstanding:				
Basic	2,676,698	2,676,698	2,676,698	2,374,775
Diluted	2,676,698	2,676,698	2,676,698	2,374,775

TECHSITE STRATEGIES CORP.
STATEMENT OF CASH FLOWS
(Unaudited - See Notice to Reader)

	Three Month Period Ended October 31, 2001	Three Month Period Ended October 31, 2000	Nine Month Period Ended October 31, 2001	Nine Month Period Ended October 31, 2000
CASH FLOWS FROM OPERATING ACTIVITIES				
Loss for the period	$ (29,021)	$ (24,688)	$ (93,073)	$ (101,094)
Item not affecting cash:				
Amortization	-	1,005	-	3,014
Changes in non-cash working capital items:				
(Increase) decrease in receivables	(83)	1,585	(1,645)	531
Increase in prepaid expenses	578	(3,834)	578	2,183
Increase in accounts payable and accrued liabilities	4,211	3,157	14,417	24,462
Increase in loan payable	19,376	18,204	56,585	49,694
Cash used in operating activities	(4,939)	(4,571)	(23,138)	(21,210)
CASH FLOWS FROM FINANCING ACTIVITIES				
Due to related party	5,500	-	23,300	-
Issuance of common shares	-	-	-	94,500
Payment of accrued interest on loan payable	-	-	-	(79,505)
Cash provided by financing activities	5,500	-	23,300	14,995
Change in cash during the period	561	(4,571)	162	(6,215)
Cash, beginning of period	543	6,152	942	7,796
Cash, end of period	$ 1,104	$ 1,581	$ 1,104	$ 1,581

Supplemental disclosure of non-cash financing and investing activities (Note 5)

1. BASIS OF PRESENTATION

The interim period financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles. All financial summaries included are presented on a comparative and consistent basis showing the figures for the corresponding period in the preceding year. The preparation of financial data is based on accounting principles and practices consistent with those used in the preparation of annual financial statements. Certain information and footnote disclosure normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. These interim period statements should be read together with the audited financial statements and the accompanying notes included in the Company's latest annual filings. In the opinion of the Company, its unaudited interim financial statements contain all adjustments necessary in order to present a fair statement of the results of the interim periods presented.

2. NATURE AND CONTINUANCE OF OPERATIONS

The Company is in the process of exploring and developing options on mineral claims and has not yet determined whether these claims contain ore reserves that are economically recoverable. These financial statements have been prepared in accordance with Canadian generally accepted accounting principles, with the assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business rather than through a process of forced liquidation. Continued operations of the Company are dependent on the Company's ability to receive continued financial support, reach satisfactory repayment terms with its primary creditor, complete public equity financing, or generate profitable operations in the future.

3. LOSS PER SHARE

Loss per share is based on the weighted average number of common shares outstanding during the period. Escrow shares and shares contingently returnable to treasury are included in the weighted average number of shares outstanding for the purposes of calculation of loss per share.

Fully diluted earnings per share consider the dilutive impact of the conversion of outstanding stock options and warrants as if the events had occurred at the beginning of the period. For the period presented, this calculation proved to be anti-dilutive.

4. SEGMENTED INFORMATION

The Company currently conducts all of its operations in Canada in one business segment.

5. SUPPLEMENTAL DISCLOSURE OF NON-CASH FINANCING AND INVESTING ACTIVITIES

	2001	2000
Cash paid during the period for interest	$ -	$ 79,505
Cash paid during the period for income tax	-	-

There were no significant non-cash transactions for the nine month periods ended October 31, 2001 and 2000.

6. CHANGE IN ACCOUNTING POLICY

In March 2000, the Canadian Institute of Chartered Accountants issued accounting guideline AcG-11 "Enterprises in the Development Stage" which provides guidance for recognition, measurement, presentation and disclosure by enterprises in the development stage. AcG-11 is effective for all fiscal periods beginning on or after April 1, 2000. AcG-11 provides for new, detailed criteria to apply in the review for impairment of capital assets of extractive operations. The impact of AcG-11 will result in a change in the Company's accounting policy relating to exploration costs as incurred and expense previously capitalized balances as a cumulative effect of a change in accounting policy for its fiscal period beginning February 1, 2001.

The Company has adopted the change in accounting policy retroactively without restatement of prior periods and has adjusted the opening balances for its fiscal period beginning February 1, 2001, as follows:

Balance sheet	
Decrease in options on mineral claims	$(2,874,432)
Increase in deficit accumulated during the exploration stage	2,874,432